Exhibit 99(a)(1)(D)

THIS IS NOTIFICATION OF THE QUARTERLY REPURCHASE OFFER.

IF YOU ARE NOT INTERESTED IN SELLING YOUR SHARES AT THIS TIME,

KINDLY DISREGARD THIS NOTICE.

November 19, 2012

Dear Stockholder:

No action is required of you at this time. We have sent this letter to you only to announce the quarterly repurchase offer (the “Offer”) by FS Investment Corporation (the “Company”). The purpose of this Offer is to provide liquidity to holders of shares of the Company’s common stock (“Shares”), for which there is otherwise no public market. We are offering to repurchase a limited number of our Shares at a price equal to the price at which Shares are issued pursuant to our distribution reinvestment plan on January 2, 2013 (the “Purchase Price”). The Purchase Price (and the price at which Shares will be issued pursuant to the Company’s distribution reinvestment plan) will be determined by the Company’s board of directors (the “Board”) or a committee thereof, in its sole discretion, and will be (i) not less than the net asset value per share (the “NAV Per Share”) of the Company’s common stock (as determined in good faith by the Board or a committee thereof, in its sole discretion) immediately prior to January 2, 2013 and (ii) not more than 2.5% greater than the NAV Per Share as of such date. The most recent price at which Shares were issued pursuant to the Company’s distribution reinvestment plan on November 1, 2012 was $9.90 per Share. The Purchase Price for Shares in this Offer may be higher or lower than this amount. The Offer period will begin on or before November 27, 2012 and end at 5:00 P.M., Central Time, on December 26, 2012. Subject to the limitations contained in the Offer to Purchase, which is attached to this letter, all properly completed and duly executed letters of transmittal returned to the Company will be processed on January 2, 2013.

IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES PURSUANT TO THE OFFER, PLEASE DISREGARD THIS NOTICE. The Company will contact you again next quarter and each quarter thereafter to notify you if the Company intends to offer to repurchase a portion of its issued and outstanding Shares. If you would like to tender a portion or all of your Shares for repurchase at the Purchase Price, please complete the Letter of Transmittal included with this letter and return it to the Company at the address below. Please see the attached Offer to Purchase for conditions to the Offer, including, but not limited to, the fact that the Company is only offering to repurchase up to 2,334,307 Shares.

All requests to tender Shares must be received in good order by the Company, at the address below, by 5:00 P.M., Central Time, on December 26, 2012.

For delivery by regular mail:	For delivery by registered, certified or express mail, by overnight courier or by personal delivery:

FS Investment Services c/o DST Systems, Inc. P.O. Box 219095 Kansas City, MO 64121-9095	FS Investment Services c/o DST Systems, Inc. 430 W. 7th Street Kansas City, MO 64105

If you have any questions, please call your financial advisor or call the Company at (877) 628-8575.

Sincerely,

Michael C. Forman

President and Chief Executive Officer

FS Investment Corporation